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                      CONSENT OF INDEPENDENT ACCOUNTANTS

  We consent to the inclusion in this registration statement on Form S-11
(File No. 333-     ) of our reports dated (i) May 1, 1997 on our audits of the combined financial statements and financial statement schedule of the Boston Properties Predecessor Group, (ii) October 17, 1997 on our audit of the statement of revenue over certain operating expenses of 280 Park Avenue, and
(iii) October 17, 1997 on our audit of the statement of revenue over certain operating expenses of 875 Third Avenue and (iv) November 3, 1997 on our audit of the statement of revenue over certain operating expenses of 100 East Pratt Street and (v) November 25, 1997 on our audit of the statement over revenue over certain operating expenses of Riverfront Plaza. We also consent to the reference to our firm under the caption "Experts".

                                          /s/ Coopers & Lybrand L.L.P.

Boston, Massachusetts
December 3, 1997